

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2012

Via E-mail
Mr. Donald St. Pierre
 Chief Financial Officer
Blackwater Midstream Corp.
660 LaBauve Drive
Westwego, Louisiana 70094

      Re: Blackwater Midstream Corp.
               Form 10-K for the Fiscal Year Ended March 31, 2011
               Filed June 28, 2011
               File No. 0-51403

Dear Mr. St. Pierre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Management's Discussion and Analysis

Results of Operations, page 16

For the Year Ended March 31, 2011 compared to March 31, 2010, page 16

1.   Refer to your discussion of SG&A expenses. Beginning with the third sentence in the third paragraph, please delete your reference to an amount of SG&A expenses that excludes non-cash activity, which results in a non-GAAP measure not within the meaning of Item 10(e) of Regulation S-K. Please delete this disclosure throughout MD&A.

2.   In addition, see your discussion of Net Profit (Loss) from Operations, particularly the second and third paragraphs on page 21. Please delete any discussion of a non-GAAP measure that arrives at Net Profit (Loss), excluding certain non-recurring events. You may instead, discuss the financial statement impact each of these items, without deriving at a total of Net Profit (Loss), that excludes these items. Please revise throughout MD&A.

Liquidity and Capital Resources, page 22

For the Year Ended March 31, 2011, page 23

3.   Further, we note the narrative disclosure and tabular presentation of Net income without non-cash events. This also is a non-GAAP measure that should be deleted from the MD&A disclosure as it does not comply with Item 10(e) of Regulation S-K. Please revise to eliminate this disclosure.

Financial Statements

Statements of Operations, page 31

4.   We note your disclosure of Gross Profit. Given that you are a third-party service providing of tank storage and other ancillary services, and not a manufacturer or producer of the petroleum, agricultural or chemical bulk liquid products you maintain at your facilities, we do not believe the use of Gross Profit is appropriate in your business, nor is it used by your competitors and thus should be eliminated from disclosure in MD&A and the financial statements. Please revise or advise.

Note 3. Acquisition of the Brunswick, GA Storage Terminal, page 38

5.   We note the disclosure that you commissioned and obtained a leasehold valuation appraisal from a third-party independent appraisal firm related to the July 2010 acquisition of the Brunswick Terminal, and that this appraisal concluded on the value of the leasehold value of the Brunswick Terminal as of July 15, 2010. Please note that where you rely on the results of a third-party's valuation, that party should be identified in the filing and their consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a registration statement. See Rule 436 of Regulation C and Item 601(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement. Please revise to clarify the nature and extent of the third party's involvement and

management's reliance on the work of the third-party valuation firm. Please amend your March 31, 2011 Annual Report on Form 10-K in all places where reference to the third party appraisal has been disclosed or advise as to why you believe your disclosure complies with the requirements.

6.   Also, we note you have treated the acquisition of the Brunswick Terminal as a business, as we note the application of purchase price accounting and the disclosure of pro forma revenue and income data. Please expand the disclosure to explain why you consider this to be business acquisition rather than an asset purchase, as we note the purchase price allocation was solely to plant and equipment, and that page 6 of the filing discloses that at the date of acquisition the facility had a utilization rate of leasable barrel storage capacity of zero percent. To the extent the Brunswick Terminal was an operating business generating revenues, and had customers and employees at the date of acquisition, please disclose. Your response should also address the definition of a business pursuant to ASC Topic 805-10-55, paragraphs 4 through 9. However, to the extent this was a purchase of certain assets and not a business, please revise the disclosures therein to so state, and delete the pro form statements of operations. Reference is made to the Form 8-K filed on July 20, 2010 reporting the consummation of the acquisition of certain assets of NuStar Terminals Operations Partnership L.P. Please advise or revise your disclosures accordingly. We may have further comment after review of your response.

7.   We further note you recorded a $100,000 bargain purchase gain for the difference between the set purchase price of $1.8 million and the third-party Brunswick Terminal Appraisal of $1.9 million. Please disclose if you reassessed whether all identifiable assets acquired and any liabilities assumed in the Brunswick Terminal acquisition have been recognized prior to recording this gain. Reference is made to ASC Topic 805-30-25-4.

8.   We note, from your related discussion on page 5, that a new or renegotiated lease agreement must be obtained with Georgia Ports Authority before expiration of the current lease on September 4, 2012. If this cannot be arranged, the purchase price is to be reduced by $500,000. Please explain, supplementally and in detail, the anticipated impact upon the company on and after September 4, 2012 if the lease is not successfully renewed or renegotiated. It appears that your losses might significantly exceed $500,000.

9.   We note that the Brunswick terminal was acquired on July 15, 2010. Please describe your efforts, to date, to renew or renegotiate the lease. Explain the business reasons why renewal of the lease is so uncertain as to require a clause of this nature and how the amount of the purchase price reduction was determined.

10.   Reference is made to the utilization rate of the leasable barrel storage capacity of the Brunswick Terminal at acquisition on page 6. Please explain the nature and origin of the revenue increases in each of the pro forma statements of operations on page 39.

Note 5. Long Term Debt and Related Party Notes Payable, page 40

11.   To enhance the understanding of the narrative disclosures, please also provide a table that reconciles the various outstanding debt amounts to the balance sheet line items of both current and non-current bank loans, related party convertible debt loans, and convertible debt loans. In addition, regarding the JP Morgan Chase loan agreements, please disclose the amount of delayed monthly payment(s) due as of March 31, 2011 and whether such amount is classified as a current liability.

Item 9A. Controls and Procedures, page 49

12.   See your discussion of internal control over financial reporting. Please expand the fourth paragraph to indicate you have identified a material weakness in internal control over financial reporting, which relates to the accounting for conversion features embedded in your convertible notes, and as such your controls were determined to be not effective. In addition, disclose any remediation plans by management to resolve this material weakness.

Form 10-Q for the Quarterly Period Ended December 31, 2011

General

13.   Please give consideration to amending your June 30, 2011, September 30, 2011 and December 31, 2011 Quarterly Reports on Form 10-Q to reflect comments issued above on the Form 10-K, as appropriate. For example, but not limited to, please delete the gross profit disclosure from the financial statements and MD&A, along with the non-GAAP measures in MD&A, and revise your disclosures with respect to the third-party valuation appraisal.

Note 4. Bank Loans and Convertible Debt, page 9

14.   Refer to the final paragraph on page 10. You state that you have extended the September 2009 convertible debt notes but not to the extent requested by JPM. Please state whether you intend to extend the notes again and describe the potential impact to the company if you are unable to do so.   We assume that the 2010 notes are not required to be extended to September 30, 2014. If our assumption is not correct, please revise your disclosure to address this fact as well.

15.   Discuss the consideration given to whether the modification of these notes constituted a troubled debt restructuring.

Note 6. Brunswick Terminal and Salisbury Terminal Asset Purchases, page 12

Salisbury, Maryland Terminal

16.   Similarly, with our comments above on the purchase of the Brunswick Terminal, please revise to clarify whether the acquisition of the Salisbury Terminal was an asset purchase or acquisition of a business. Please advise of any conclusion reached whereby you have determined this to be a business acquisition, and also advise as to the requirement to provide audited historical financial statements and related pro forma financial statements pursuant to Rule 8-04 and 8-05 of Regulation S-X. To the extent this was an asset purchase, please delete the presentation of the pro forma statements of operations. In addition, with respect to the recording of a bargain purchase gain, please advise of the consideration given to reassessment of the allocation to the assets acquired. Your response should address ASC Topic 805-30-25-4. We may have further comment after review of your response.

17.   You indicate that you believe you acquired the Salisbury Terminal at approximately a 40% discount from its fair value. Please explain to us what you believe the business reasons of the seller were for offering such a discount on this particular facility.

18.   We note that you valued the in-place customer contracts over the one-year life of the contracts. It appears, from your pro forma presentation, that Salisbury revenues were approximately the same for the fiscal nine month periods ended December 31, 2011 and December 31, 2010. Please tell us whether any of the customers in fiscal 2010 and 2011 remained for periods in excess of one year. In addition, please provide us with a copy of the market valuation appraisal to which you refer in your footnote. We may have further comments upon review of your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief